Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

Frequently Asked Questions
Scripps & Journal Communications Transaction

1.	General questions about the announcement

2.	Medical benefits, flexible spending accounts and health savings accounts

3.	Short- and long-term disability

4.	Worker’s compensation

5.	Paid time off

6.	Pension

7.	401(k)

8.	Stock/equity

1.	GENERAL QUESTIONS

•	What is Scripps announcing?
Scripps and Journal Communications have agreed to merge their broadcast operations into the existing Scripps company and spin off their newspapers into a new company, Journal Media Group, creating two focused and separate publicly traded companies.

•	What is Journal Communications?
Journal Communications, headquartered in Milwaukee, owns and operates TV and radio broadcasting, publishing and digital media. It has 13 TV stations and 35 radio stations in 13 markets. In addition, Journal publishes the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the metro-Milwaukee area, and several community newspapers in Wisconsin.

•	Why did the two companies do this deal?
This deal results in two public companies that can focus on their industries:

1.	Scripps, which will now be the fifth-largest independent TV station owner in the country; and

2.	Journal Media Group, a geographically diverse portfolio of strong local media brands.
Our two companies have known each other for a long time, and this deal lets us realign our businesses in order to let the broadcast outlets and the newspapers both grow. Scripps, which will become a significantly larger media company, will create immediate and long-term value to shareholders and be positioned for growth. Journal Media Group, as a pure-play newspaper company, will have a freer hand and more flexibility as the newspaper industry continues to evolve.
Scripps and Journal Communications share in common rich histories and a deep commitment to public service through enterprise journalism. For both of us, this was the right time and the right partner.

•	How does this transaction benefit Scripps’ broadcast operations?
Scripps’ broadcast operations will benefit from:

•	Positioning the TV group in attractive markets across the country, including nine stations in seven important political states - Arizona, Colorado, Florida, Missouri, Nevada, Ohio and Wisconsin

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Extending Scripps’ position as one of the largest owners of ABC-affiliated TV stations, with 15 ABC affiliates, and diversifying its affiliations by adding several more NBC stations along with CBS and FOX stations. Scripps’ national household reach will now be 18 percent.

•	Leveraging enterprise journalism, the Scripps original television programming and our digital products and services across a larger geographic footprint

•	Adding a profitable radio business with joint TV/radio operations in five markets including Tulsa.

•	How does this transaction benefit the new company, Journal Media Group?
The newspaper operations will benefit from:

•	Increased scale and financial flexibility, allowing the new Journal Media Group to better navigate the ongoing transformation of the newspaper publishing industry

•	A solid balance sheet with $10 million of cash and no debt

•	Substantially all qualified pension liabilities remaining at Scripps, enabling Journal Media Group to maintain profitability and strong free cash flow

•	Where will the new Journal Media Group be located? How many employees will it have?
The new Journal Media Group will be headquartered in Milwaukee. It will employ about 3,600 people. Its portfolio will include the Scripps newspapers in 13 markets and the Milwaukee Journal Sentinel.

•	Who will run Journal Media Group?
Tim Stautberg, Scripps’ current senior vice president of Newspapers, will become CEO of Journal Media Group.

•	When will the transaction officially close?
We don’t know an exact date but expect it to be sometime in 2015. At the time of close, the radio and TV employees from Journal Communications will officially become Scripps employees, and Scripps newspaper employees will officially transition to the new Journal Media Group.

•	Why aren’t we moving the newspaper headquarters to Cincinnati?
As part of the transaction agreement, the decision was made to locate the new Journal Media Group headquarters in Milwaukee, site of Journal Communications’ current headquarters.

•	Will Scripps stay in Cincinnati? How many TV and radio stations will we operate? How many employees will we have?
Scripps will remain headquartered in Cincinnati and retain The E.W. Scripps Company name. Voting control will continue to be held by the Scripps family shareholders. Scripps will operate 34 TV stations in 24 markets, reaching 18 percent of all U.S. households, and 35 radio stations in eight markets. Combined, we will be doing business in 27 different media markets. We will employ about 4,000 people.

•	What will be Scripps’ digital strategy moving forward?
The addition of new television stations as well as radio stations will let us further leverage our digital investments, adding attractive, growing markets to the portfolio. Scripps is building and launching market-leading digital brands that serve the expanding digital media audiences in addition to supporting the on-air local news brands. Scripps also has expanded its reach in the digital market through recent acquisitions such as Newsy and DecodeDC that will benefit from the new geographic markets.

Scripps remains committed to its strategy of developing market-leading digital media brands; being highly experimental with new business models around paid content and bundles, loyalty programs and consumer data; and looking for opportunities to build or buy into businesses that fit within the guardrails of our mission while allowing us to tackle audiences and ecosystems where we might profit from the disruption.

•	Radio is a new business for Scripps. Who will run that part of the company?
Scripps actually owned radio stations before. Journal Communications’ senior radio operations leader is planning to join Scripps and run the division.

•	If Scripps exited the radio business, why are we getting back into it?
Radio is a solid business and we are happy to be back in it. The radio stations that are a part of the transaction allow us to operate both TV and radio stations in several markets, including Tulsa, Milwaukee, Omaha and Boise. Journal Communications’ radio strategy is consistent with the Scripps strategy to go deeper in its existing markets.

•	Will the Scripps National Spelling Bee remain a part of Scripps?
Yes. The Spelling Bee will remain located in Cincinnati and will continue to play an important role with Scripps.

•	How will the Scripps Howard Foundation continue to support our communities?
The Foundation will remain headquartered in Cincinnati and will continue to play an important role supporting the communities in Scripps markets.

•	Will United Media remain a part of Scripps?
Yes. United Media and its syndicated comic strips will remain a part of Scripps.

•	How will this announcement affect the Washington, D.C., Bureau?
The bureau will continue its conversion to a truly multi-media newsroom, where reporters, web producers, data specialists, videographers and podcast producers are working side-by-side, regardless of their native platforms. It will maintain its focus on investigative journalism and the development of DecodeDC as a digitally based product that helps its audience decode the inner workings of Washington. It will continue to serve the Scripps broadcast and digital properties and will be looking for new ways to serve radio. The impact of the deal on its staffing is still unclear.

•	What is the impact on our employees?
As both companies evaluate their organizational structures and needed skills, some positions will likely be eliminated. However, both companies also have opportunities to add new positions to better support their focus. Employees whose positions are eliminated will be notified of newly created roles at both companies and the job-posting process.

Evaluating and understanding the organizational needs of both companies will take some time.

If my position is eliminated because of this transaction, will I receive severance?
There are many details of this transaction that still need to be worked out including both companies’ organizational structures. In the past, if the company eliminated positions it offered affected employees a severance package, unless the employee is covered by a collective bargaining agreement. As we know more, we will communicate with impacted employees.

2.	BENEFITS

•	I am a Scripps employee in a Scripps health plan. What does the Scripps-Journal transaction mean for my benefits?
Whether your position will remain with Scripps or move to Journal Media Group, all current benefits-eligible Scripps employees who maintain employment will keep the same medical, dental, vision, life insurance, accidental death and dismemberment coverage, health savings account and flexible spending accounts (if applicable) through 2014.

In addition, benefits-eligible employees will complete benefits open enrollment in November, and the choices you make will stay with you for all of the same coverage and accounts through 2015, as long as you remain employed by Scripps or the new Journal Media Group.

If your position moves to Journal Media Group, you will transition to the benefits provided by the new company in 2016. Journal Media Group will host a benefits open enrollment period in the fall of 2015 for you to make 2016 elections.

•	I have a Health Savings Account (HSA) through Scripps. What will happen to my balance?
The money in your HSA stays with you wherever you go - it’s in your name and it’s your account. If you transition to Journal Media Group, you can still use your HSA money to pay for co-insurance and qualified medical expenses. You can continue to contribute to the HSA in 2015 while still enrolled in the Scripps medical plan.

For employees moving to Journal Media Group, that company will establish its own HSA plan, which would go into effect in 2016. Your Scripps HSA will stay active, although Scripps will no longer contribute to it.

•	I have a Flexible Spending Account (FSA). What will happen to my balance?
If you have an FSA for 2014, remember to use all of your contributions before the end of this year, as you would in any year. As an employee of Scripps, you will continue to have payroll deductions based on your FSA elections. You will complete benefits open enrollment in November and the choices you make, including any FSA contributions, will stay with you in 2015, as long as you remain employed by Scripps or the new Journal Media Group.

It is important to remember that an FSA is not a savings account. You must use all of your contributions each calendar year or risk losing any unused balance at the end of the plan year. As a reminder, you have until March 31 of the following year to file receipts for reimbursements.

•	I am a newspaper employee in a union. What happens to my benefits once I become an employee of Journal Media Group?
Your benefits continue to follow the contract negotiated with your union.

•	I am a Scripps retiree or plan to retire soon. What happens to my benefits?

•	Retiree benefits will continue and will be available through either Scripps or Journal Media Group.

3.	SHORT- AND LONG-TERM DISABILITY

•	If I go on a short-term disability leave, which includes maternity or any other type of leave, how will those disability benefits be affected?
If you will remain a Scripps employee, you will not see any changes in those disability benefits. If you are on a short-term disability leave at the time the transaction closes and your position transitions to Journal Media Group, you will remain a Scripps employee until you are medically released and return to work. At that time, your employment will begin with the new company.

•	If I take a long-term disability leave, how will those benefits be affected?
If you will remain a Scripps employee, you will not see any changes in those disability benefits. If you are on a long-term disability leave at the time the transaction closes and your position transitions to Journal Media Group, you will remain a Scripps employee until you are medically released and return to work. At that time, your employment will begin with the new company.

•	I am a newspaper employee in a union. What happens to my long-term disability benefits when my position transitions to Journal Media Group?
If you are in a union and you’re out on an approved long-term disability leave when your position transitions, your disability benefits will stay with Scripps until you are medically released to return to work or your disability expires.

4.	WORKERS’ COMPENSATION

•	I have a workers’ compensation claim. Will my benefit be impacted by this announcement?
Regardless of whether you are a Scripps employee who will remain with Scripps or you will transition to Journal Media Group, all claims will continue to be processed and administered through Scripps until the deal closes. After the closing day of the deal, each company will manage its own workers’ compensation claims.

5.	PAID TIME OFF

•	My position is moving to Journal Media Group. Will there be any changes to my paid time off benefits?
You will keep your current paid time off benefits through 2015. Beginning in 2016, your paid time off benefits will follow the Journal Media Group policies, which are still being established. You will receive credit for your prior years of service for paid time off and other benefit plans.

6.	PENSION
(For employees who are members of the Scripps pension plan, which is frozen.)

•	How will the Scripps-Journal transaction affect my pension plan?

•	Employees who will remain with Scripps will continue to have their pension funded as it is now and you will receive transition credits through 2015.

•
Employees who will transition to Journal Media Group or will be terminated because of this transaction will continue to have their pension funded as it is now. All transition credits that would have been earned in 2015 will be calculated and paid prior to the closing date.

•	Who will administer the pension plan for employees moving to Journal Media Group?
Scripps will continue to administer the Scripps pension benefits for employees who will move to Journal Media Group.

•	I am in a union. How will my pension be affected?
Your pension will remain in place as specified in your collective bargaining agreement.

•	My position will transition to Journal Media Group. When will I receive personalized information about my pension?
Scripps will send its annual letter in the fall, and this letter will include details about your personal pension benefits, including your annual pension statement.

•	I need more information about my pension. Who should I contact?
Email your questions to information@scripps.com or reference the HR Knowledgebase via WorkLife, under Workplace Policies.

7.	401(k)

•	Will I see any changes to my 401(k) plan?
If you will remain a Scripps employee, you will see no change to your 401(k) plan. If you will transition to Journal Media Group, the new company will offer a 401(k) plan to its employees. The details of its 401(k) plan are still being finalized.

•	I am a Scripps employee who will transition to Journal Media Group. Will the funds in my current 401(k) plan transfer to the plan offered by Journal Media Group?
Yes, all funds will be transferred including any outstanding 401(k) loans. The details of Journal Media Group’s 401(k) plan are still being finalized.

•	Will the limit on my contribution to my 401(k) plan change?
No; the annual contribution limit for a 401(k) is $17,500 for 2014, according to IRS regulations.

•	I need more information about my 401(k) plan. Whom should I contact?
Please contact Vanguard at www.vanguard.com or 800-523-1188. You also can reference the Benefits section on WorkLife to access your account.

8.	SCRIPPS STOCK/EQUITY

•	I have Scripps (SSP) stock. What happens to it once the Scripps-Journal transaction is complete?
Employees who hold SSP shares are regular shareholders. All SSP shareholders, as of the close date, also will become shareholders in Journal Media Group. More details will be provided regarding how this transaction will affect the stock closer to the close date.

•	I have received restricted share units (RSUs) that will not vest before the transaction is complete. What will happen to my unvested RSUs when the deal closes?

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If you remain a Scripps employee after the transaction closes and you have unvested RSUs at the time of close, your vesting schedule will remain unchanged and the amount of unvested shares will adjust for the transaction.

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If your position will move to Journal Media Group or if your position is eliminated because of the transaction and you have unvested RSUs at the time of close, your RSUs will automatically vest on the close date. Net shares after taxes will be available to you in your brokerage account as soon as administratively possible after the transaction closes.

•	I hold Scripps (SSP) shares that I purchased through the Employee Stock Purchase Plan (ESPP). How will this deal affect my stock?
In light of this transaction, we froze the ESPP. No additional money will be accepted into the plan until after the transaction closes. The July 25 pay period will be the last paycheck in which payments to the ESPP are deducted. Scripps will purchase shares for you with the money already held according to the regular stock purchase schedule. No additional action on your part is required.

•	The press release stated that shareholders will receive payouts for the $60 million dividend. As a shareholder, when will I receive this? Is the company also considering regular dividends?
The special dividend will be paid to shareholders of record (as of a date that is yet to be determined but will be much closer to the transaction close date). The payments likely will work out to roughly $1 per share. You will receive more specific details about this closer to when the transaction closes.

The company is not planning to introduce a regular dividend at this time.

•	Will I receive the special dividend if I have RSUs that will not vest by the time the transaction closes?
Yes; you will receive the special dividend too. Dividend equivalents paid to employees with unvested RSUs are considered taxable income and will be paid through payroll. You will receive more specific details about this closer to when the transaction closes.

•	I have stock options. How does the Scripps-Journal transaction affect them?

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If you will remain a Scripps employee after the deal closes, the number of options you have and their grant price will adjust to reflect the transaction. The stock option’s expiration date will not change.

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If your position will move to Journal Media Group after the transaction closes or if your position is eliminated as a result of the transaction and you are retirement eligible, the number of options you have and their grant price will adjust to reflect the transaction. The stock option’s expiration date will not change.

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If your position will move to Journal Media Group after the transaction closes or if your position is eliminated as a result of the transaction and you are not retirement eligible, the number of options you have and their grant price will adjust to reflect the transaction. Your stock options will expire 90 days after close. You will need to exercise your options within that 90-day window or you will forfeit your options.

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.